LifeBridge 10000, LLC



LIFEBRIDGE 10000

"Because They Have More Life To Live"

ANNUAL REPORT

University of Central Florida
Business Incubator
1511 E State Rd 434 #2001,
Suite 238
Winter Springs, Florida 32708
(407) 339 - 2612
www.lifebridge10000.com

This Annual Report is dated 04/14/, 2020.

BUSINESS

Description of Business
The Company is an early-stage Florida Limited Liability Company organized on January 5, 2015. The Company's principal business address is located at 1511 E State Road 434 #2oo1 Winter Springs Florida 32708. The Company's telephone number is (407) 339-2612. The Company was co-founded by Peter F. Travers, who serves as our Sole Manager, President, and CEO; Ken Watkins, who serves as our Senior Engineer; and Timothy VanderMey, who serves as another Senior Engineer. The Company is organized to operate as a manufacturer, distributer and servicer of advanced medical devices designed to treat late stage cancer patients, utilizing proprietary patented and patent-pending technology, offering an alternative to traditional chemotherapy treatments, as well as treatments that can be done with Chemo therapy.

Previous Offerings

Between 09/28/2017 and 03/28/2018, we sold 23,091 [shares of common stock] in exchange for $1 per share under Regulation Crowdfunding. There were no further Regulation Crowdfunding share sold for the remainder of 2018.

Prior offerings include founders' investments and PPM accredited investors totaling $290,000. We sold an additional 35,000 shares in 2017 to accredited investors. From 03/29/2018 to 12/31/2018 we sold an additional 198,524 shares of Non-Dilutive shares to accredited investors. From 01/01/2019 to 12/31/2019 we sold an additional 305,000 of non-dilutive shares.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

LifeBridge 10000, LLC primary effort of creating and commercializing a TTF device for late stage cancer patients continues to progress well. The granting of our first U.S. patent occurred Dec 5, of 2017. In 2018 fully operational prototypes were completed. The therapy of Tumor Treating Fields continues to gain wide medical acceptance. In 2019 we established relationships with regulatory consultants, had a successful face to face meeting with the FDA regarding our human trial protocol and signed a contract with an FDA approved manufacturer.

Operating Results – 2018 Compared to 2019

See exhibit A

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $10,884. [*The Company intends to raise additional funds through an equity financing.*]

Debt

LifeBridge 10000, LLC as no debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

The Company was co-founded by Peter F. Travers, who serves as our Sole Manager, President, and CEO; Ken Watkins, who serves as our Senior Engineer; and Timothy VanderMey, who serves as another Senior Engineer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2017, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Comprehensive Innovations, LLC 862 E Wildmere Ave Longwood FL, 32750	8,874,250 shares		73.81%
	Tim Vandermey, 800 Sloans Ridge Rd. Groveland, FL 34736	1,565,000		13.02%

RELATED PARTY TRANSACTIONS

The company has no related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 15,652,172.5 shares of common stock, par value $1 per share. As of December 31, 2019, 12,638,759- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a holder of Non-dilutive shares

Anti-Dilution Protection.

(a)   Except as set forth elsewhere in this Section 13.17, to the extent that that Company issues any additional Units ("**Additional Units**"), and the purchase price per Unit is less than the applicable consideration per Unit paid by any Non-Dilutive Member at such time (such applicable consideration per Unit, the " **Base Price**") without regard to the operation of this Agreement and the issuance of Adjusting Units (as defined below)) (a "**Dilutive Issuance**"), contemporaneously with the Dilutive Issuance the Company will issue to Non-Dilutive Members additional Non-Dilutive Units in an amount that provides the Non-Dilutive Members with the number of Units that they would have held in the Company had they purchased their existing Non-Dilutive Units for the price per Unit paid by the investors in the Dilutive Issuance (the "**Adjusting Units**"). As a result of the adjustment, the new investor(s) under the Dilutive Issuance will also receive Adjusting Units in an amount necessary to provide the new investor(s) with the percentage interest in the Company contemplated by the Dilutive Issuance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

LifeBridge 10000, LLC

By _____

Name: PETER J TRAVERS

Title: President/Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, <u>PETER F TRAVERS</u>, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.



Principal Executive Officer

LifeBridge 10000, LLC
Profit & Loss Prev Year Comparison
January through December 2019

EXHIBIT A

Lifebridge 10,000 - Profit and Loss

	Jan - Dec 19	Jan - Dec 18
Ordinary Income/Expense		
Income		
Income		
I6000 · Interest Income	3.34	0.04
Total Income	3.34	0.04
Total Income	3.34	0.04
Gross Profit	3.34	0.04
Expense		
1000 · Payroll Expenses		
1100 · Wages	51,095.42	6,399.25
1200 · Taxes	4,143.01	962.87
1300 · Payroll Benefits	0.00	-214.12
1400 · Training	720.98	0.00
1000 · Payroll Expenses - Other	2,000.00	0.00
Total 1000 · Payroll Expenses	57,959.41	7,148.00
2000 · Contract Labor Top Level		
2100 · Professional Fees	103,898.78	67,994.44
2200 · Engineering & Design Servi	23,687.08	6,098.75
2300 · Legal	7,103.58	4,747.00
Total 2000 · Contract Labor Top Level	134,689.44	78,840.19
3000 · Facility Top Level		
3100 · Rent	12,421.89	15,580.90
3200 · Utilities	3,905.50	244.00
3400 · Telephone Expense	96.29	33.00
3600 · Repairs and Maintenance	607.05	72.00
Total 3000 · Facility Top Level	17,030.73	15,929.90
4000 · Office Top Level		
4100 · Offfice Supplies	1,889.93	468.76
4200 · Computer Hardware	1,172.84	197.92
4300 · Computer Software	145.00	0.00
4400 · Computer Software Subcript	5,254.65	2,788.95
4500 · Office Furniture & Equipme	213.67	768.49
4600 · Shipping	1,055.57	171.03
4700 · Postage	24.70	30.00
4800 · Office Meals	5,018.29	2,227.89
4900 · Reimbursements Due	0.00	0.00
Total 4000 · Office Top Level	14,774.65	6,653.04
5000 · Administrative Top Level		
5100 · Bank Service Charges	230.00	82.15
5200 · Interest Expense	0.00	10.47
5300 · Business Licenses and Perm	138.75	125.00
5400 · Insurance Expense	1,675.74	0.00
5500 · Dues and Subscriptions	53.85	197.97
Total 5000 · Administrative Top Level	2,098.34	415.59

LifeBridge 10000, LLC
Profit & Loss Prev Year Comparison
January through December 2019

EXHIBIT A

Lifebridge 10,000 - Profit and Loss

	Jan - Dec 19	Jan - Dec 18
6000 · Marketing Top Level		
6100 · Advertising	0.00	1,764.55
6200 · Video Production	791.50	1,069.26
6300 · Printing & Graphic Design	209.74	1,544.41
6400 · Presentation Materials	302.57	922.41
6500 · Meals & Entertainment	107.10	71.89
6800 · Travel Expense	11,492.70	888.09
Total 6000 · Marketing Top Level	12,903.61	6,260.61
8000 · Production Top Level		
8100 · Parts	87,143.41	7,976.85
8200 · Consumables Raw	3,760.12	69.19
8500 · Tools	6,647.99	630.77
8600 · Reference Materials	44.94	0.00
8700 · Small Equipment	1,847.25	486.33
Total 8000 · Production Top Level	99,443.71	9,163.14
Total Expense	338,899.89	124,410.47
Net Ordinary Income	-338,896.55	-124,410.43
Other Income/Expense		
Other Expense		
Depreciation	0.00	185.00
Total Other Expense	0.00	185.00
Net Other Income	0.00	-185.00
Net Income	-338,896.55	-124,595.43

LifeBridge 10000, LLC
Summary Balance Sheet
As of December 31, 2019

EXHIBIT A

Lifebridge 10,000 - Balance Sheet

	Dec 31, 19	Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings	10,884.62	49,991.40
Other Current Assets	21,704.35	21,704.35
Total Current Assets	32,588.97	71,695.75
Fixed Assets	462.75	462.75
Other Assets	1,350.00	0.00
TOTAL ASSETS	34,401.72	72,158.50
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities	6,456.92	10,339.96
Total Current Liabilities	6,456.92	10,339.96
Total Liabilities	6,456.92	10,339.96
Equity	27,944.80	61,818.54
TOTAL LIABILITIES & EQUITY	34,401.72	72,158.50

LifeBridge 10000, LLC
Statement of Cash Flows
January through December 2019

EXHIBIT A

Lifebridge 10,000 - Cash Flows	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-338,896.55
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due to Comprehensive Inn.	-5,036.00
24000 · Payroll Liabilities:Federal Taxes (941/944)	1,152.96
Net cash provided by Operating Activities	-342,779.59
INVESTING ACTIVITIES	
Bank Savings transfer	-1,350.00
Net cash provided by Investing Activities	-1,350.00
FINANCING ACTIVITIES	
Equity Activities	305,022.81
Net cash provided by Financing Activities	305,022.81
Net cash decrease for period	-39,106.78
Cash at beginning of period	49,991.40
Cash at end of period	**10,884.62**